[Letterhead of Dechert LLP]

April 10, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mailstop 3561

Attention: Jennifer G. Williams and Sarah Kalin

Re:           Hawaiian Holdings, Inc. Amendment No. 1 to Form S-1 on Form S-3, File No. 333-129503

Dear Ms. Williams and Ms. Kalin:

On April 1, 2006, Hawaiian Holdings, Inc. (the “Company”) became eligible to use Form S-3 under the Securities Act of 1933, as amended. As per my discussion with Ms. Williams on March 14, 2006, the Company is filing today an Amendment No. 1 to Form S-1 on Form S-3, File No. 333-129503 (the “Registration Statement”), to convert the Registration Statement from a Form S-1 to a Form S-3. Besides the change in form, the only other substantive changes to the Registration Statement involve the updating of certain disclosure, the registration of certain additional secondary shares underlying warrants and the elimination of certain secondary shares from the filing that the holder thereof has elected not to register at this time. Please feel free to contact me at 212-649-8740 should you have any questions.

Very truly yours,

/s/ Richard A. Goldberg

Richard A. Goldberg

cc: Peter R. Ingram, Hawaiian Holdings, Inc.